EXHIBIT 99.8

CONSENT OF BARNARD FOO

The undersigned hereby consents to reference to our name in the press release of Avalon Rare Metals Inc. (the “Company”) dated April 17, 2013 incorporated in the material change report of the Company dated April 29, 2013 which is incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the mining and mineral reserves, mine capital and operating costs for the Nechalacho property.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Barnard Foo
_________________________________
Name: Barnard Foo
Title: Senior Mining Engineer
Company: Micon International Limited

Date: April 29, 2013